Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-168942) and related Prospectus of Cheniere Energy Partners, L.P. for the registration of common units, partnership securities, debt securities, warrants and rights for an aggregate initial offering price not to exceed $300,000,000, and to the incorporation by reference therein of our reports dated February 25, 2010, with respect to the consolidated financial statements and schedule of Cheniere Energy Partners, L.P., and the effectiveness of internal control over financial reporting of Cheniere Energy Partners, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas
September 17, 2010